UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 *

(Amendment No. 5)*

Vision-Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.01 Per Share

(Title of Class of Securities)

927912105

(CUSIP Number)

Gary Siegel

Vision-Sciences, Inc.

40 Ramland Road

Orangeburg, New York 10962

(800) 874-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   October 22, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 927912105	Page 2 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lewis C. Pell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,059,812 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 34,059,812 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,059,812 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8% (2)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

SCHEDULE 13D/A
CUSIP No. 97912105	Page 3 of 7

(1) This amount consists of: (a) 8,783,740 shares of Common Stock directly held by the Reporting Person, (b) 1,880,620 shares of Common Stock issuable upon exercise of common stock warrants that are presently exercisable $1.375, (c) 16,666,666 shares of Common Stock issuable upon conversion of the currently outstanding principal balance of $20.0 million under a $20.0 million convertible note (conversion price of $1.20 per share), (d) 3,932,584 shares of Common Stock issuable upon conversion of the currently outstanding principal balance of $3.5 million under a $3.5 million convertible note (conversion price of $0.89 per share), (e) 2,702,702 shares of Common Stock issuable upon conversion of the currently outstanding principal balance of $3.0 million under a $5.0 million convertible note (conversion price of $1.11 per share), (f) 50,000 shares held by the Reporting Person’s spouse, and (g) 43,500 shares held in a trust. The Reporting Person disclaims a beneficial ownership in the shares listed in clauses (f) and (g) of the preceding sentence.

(2) This figure is based upon 72,803,023 shares of Common Stock in the aggregate, consisting of (a) 47,620,451 shares of Common Stock issued and outstanding as of August 13, 2014, plus (b) the aggregate 1,880,620 shares of Common Stock issuable upon conversion of the derivative securities set forth in footnote (1) above, plus (c) 16,666,666 shares of Common Stock issuable upon conversion of the currently outstanding principal balance of $20.0 million under a $20.0 million convertible note (conversion price of $1.20 per share) , plus (d) 3,932,584 shares of Common Stock issuable upon conversion of the currently outstanding principal balance of $3.5 million under a $3.5 million convertible note (conversion price of $0.89 per share), plus (e) 2,702,702 shares of Common Stock issuable upon conversion of the currently outstanding principal balance of $3.0 million under a $5.0 million convertible note (conversion price of $1.11 per share).

Item 1. Security and Issuer.

This Amendment No. 5 to Schedule 13D filed by Lewis C. Pell (the “Reporting Person”) relates to certain acquisitions by the Reporting Person of the Common Stock, par value $0.01 per share (“Common Stock”) of Vision-Sciences, Inc. (the “Company”).

The Company’s principal executive office is located at 40 Ramland Road South, Orangeburg, New York 10962.

Item 2. Identity and Background.

(a)-(c) The Reporting Person is filing this Amendment No. 5 to Schedule 13D as an individual with an address at c/o Vision-Sciences, Inc., 40 Ramland Road South, Orangeburg, New York 10962. The Reporting Person is the Chairman of the Board of Vision-Sciences, Inc.

(d) During the past five years, the Reporting Person has not been convicted in any criminal proceeding.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

SCHEDULE 13D/A
CUSIP No. 97912105	Page 4 of 7

Item 3. Source and Amount of Funds or Other Consideration.

During the period October 16, 2014 through September 6, 2014, the Reporting Person has purchased 239,313 shares of Common Stock through open market purchases and that were paid for using the Reporting Person’s personal funds. The following is a listing of the Reporting Person’s transactions:

	Shares of Common
Transaction Date	Stock Acquired	Transaction Type

November 15, 2013	20,000	Open market purchase
November 18, 2013	6,296	Open market purchase
May 16, 2014	14,197	Open market purchase
May 21, 2014	5,000	Open market purchase
June 3, 2014	5,000	Open market purchase
June 6, 2014	5,000	Open market purchase
August 7, 2014	22,500	Open market purchase
August 8, 2014	5,000	Open market purchase
August 11, 2014	14,220	Open market purchase
August 12, 2014	16,000	Open market purchase
August 13, 2014	13,200	Open market purchase
August 14, 2014	7,500	Open market purchase
August 15, 2014	400	Open market purchase
August 18, 2014	5,000	Open market purchase
August 19, 2014	10,000	Open market purchase
August 20, 2014	5,000	Open market purchase
August 21, 2014	5,000	Open market purchase
August 25, 2014	10,000	Open market purchase
August 26, 2014	10,000	Open market purchase
August 27, 2014	10,000	Open market purchase
September 2, 2014	20,000	Open market purchase
September 3, 2014	10,000	Open market purchase
September 4, 2014	10,000	Open market purchase
September 5, 2014	10,000	Open market purchase

On September 19, 2012, the Company and the Reporting Person entered into a $20.0 million revolving convertible promissory note (the “First Convertible Note”) which consolidated and restructured the aggregate borrowings outstanding under existing notes, which amount is now fully drawn. The First Convertible Note must be repaid in full on or before its fifth anniversary, but may be prepaid by the Company at any time without penalty. The outstanding principal amount of the First Convertible Note is convertible at any time prior to its maturity date, at the Reporting Person’s option, into shares of Common Stock at a fixed conversion price of $1.20 per share (equivalent to 16,666,666 shares of Common Stock). There currently is $20.0 million in principal outstanding under the First Convertible Note.

On September 23, 2013, the Company and the Reporting Person entered into a new $3.5 million revolving convertible promissory note (the “Second Convertible Note”). The Second Convertible Note accrues annual interest, payable annually, at the applicable federal rate as published by the Internal Revenue Service in effect on the date thereof. The Second Convertible Note must be repaid in full on or before its fifth anniversary, but may be prepaid by the Company at any time without penalty. The outstanding principal amount of the Second Convertible Note is convertible at any time prior to its maturity date, at the Reporting Person’s option, into shares of Common Stock at a fixed conversion price of $0.89 per share (equivalent to up to 3,932,584 shares of Common Stock). There currently is $3.5 million in principal outstanding under the Second Convertible Note.

SCHEDULE 13D/A
CUSIP No. 97912105	Page 5 of 7

On June 16, 2014, the Company and the Reporting Person entered into a $5.0 million revolving convertible promissory note (the “Third Convertible Note”). The Third Convertible Note accrues annual interest, payable annually, at the rate of 1.93%. The Third Convertible Note must be repaid in full on or before its fifth anniversary, but may be prepaid by the Company at any time without penalty. The outstanding principal amount of the Third Convertible Note is convertible at any time prior to its maturity date, at the Reporting Person’s option, into shares of Common Stock at a fixed conversion price of $1.11 per share (equivalent to up to 4,504,504 shares of Common Stock). There currently is $3.0 million in principal outstanding under the Third Convertible Note.

Item 4. Purpose of Transaction.

All securities of the Reporting Person currently owned by the Reporting Person were acquired by the Reporting Person as an investment. The Reporting Person has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth below.

The Reporting Person is, however, the Chairman of the Company’s Board of Directors and its largest stockholder. In addition, the Reporting Person has had, and from time to time may seek to continue to have, discussions with representatives of the Company to discuss general business issues relating to the Company as well as his opinions regarding stockholder value.

The Reporting Person may, from time to time and at any time, acquire additional shares of Common Stock and/or other equity, debt or other securities (collectively, “Securities”) of the Company in the open market or otherwise and reserves the right to dispose of any or all of his Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 34,059,812 shares of Common Stock. The Reporting Person’s ownership constitutes 46.8% of the aggregate of 72,803,023 shares of Common Stock (i) issued and outstanding as of August 13, 2014 (47,620,451 shares of Common Stock), (ii) issuable upon conversion of the current principal balance outstanding of $20.0 million under the First Convertible Note (16,666,666 shares of Common Stock), (iii) issuable upon conversion of the current principal balance outstanding of $3.5 million under the Second Convertible Note (3,932,584 shares of Common Stock), (iv) issuable upon conversion of the current principal balance outstanding of $3.0 million under the Third Convertible Note (2,702,702 shares of Common Stock) and (v) issuable upon exercise of 1,880,620 Common Stock warrants that are presently exercisable (1,880,620 shares of Common Stock).

(b) The Reporting Person has the sole voting power and power to dispose of 8,877,240 shares of Common Stock and, upon (i) the conversion of the current principal balance outstanding of $20.0 million under the First Convertible Note, (ii) the conversion of the current principal balance of $3.5 million under the Second Convertible Note, the conversion of the current principal balance of $3.0 million under the Third Convertible Note and (iv) the exercise of the warrants described in (a) above, would have the sole voting power and power to dispose of 34,059,812 shares of Common Stock.

SCHEDULE 13D/A
CUSIP No. 97912105	Page 6 of 7

(c) In the past 60 days, the Reporting Person has purchased 52,200 shares of Common Stock through open market purchases. The following is a listing of such transactions:

	Shares of Common
Transaction Date	Stock Acquired	Transaction Type

September 8, 2014	10,000	Open market purchase
September 9, 2014	8,300	Open market purchase
September 10, 2014	5,000	Open market purchase
September 11, 2014	5,000	Open market purchase
September 12, 2014	5,000	Open market purchase
September 16, 2014	5,000	Open market purchase
September 17, 2014	5,000	Open market purchase
September 19, 2014	3,900	Open market purchase
September 23, 2014	5,000	Open market purchase

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in (i) the Reporting Person’s Schedule 13D dated February 4, 2003 (ii) the Reporting Person’s Amendment No. 1 to Schedule 13D filed on April 7, 2003, (iii) the Reporting Person’s Amendment No. 2 to Schedule 13D filed on February 25, 2005, (iv) the Reporting Person’s Amendment No. 3 to Schedule 13D filed December 19, 2012, (v) the Reporting Person’s Amendment No. 4 to Schedule 13D filed October 15, 2013, (vi) this Amendment No. 5 to Schedule 13D, and (vii) the exhibits attached thereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, any other person or the Company with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1. Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of June 16, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 17, 2014).

SCHEDULE 13D/A
CUSIP No. 97912105	Page 7 of 7

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lewis C. Pell

Lewis C. Pell

Reporting Person

Date: November 6, 2014

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention—Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).